UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13G


            Under the Securities Exchange Act of 1934



                     PRICELLULAR CORPORATION
                         (Name of Issuer)

                       CLASS A COMMON STOCK
                          $.01 PAR VALUE
                  (Title of Class of Securities)

                           741504 10 4
                          (CUSIP Number)



Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13G

CUSIP No.  741504 10 4

1.   Name of Reporting Person:               AT&T Corp.
     SS or IRS Identification No. of
     Above Person:                           13-4924710

2.   Check the appropriate box if a member of a group:
     (a) [  ]       (b) [X]

3.   SEC USE ONLY

4.   Citizenship or place of organization:   New York

Number of shares beneficially owned by each reporting person with:

     5.   Sole voting power:            2,709,192
          (Indirectly through its control of McCaw Cellular
          Communications, Inc.)

     6.   Shared voting power:               None

     7.   Sole dispositive power:       2,709,192
          (Indirectly through its control of McCaw Cellular
          Communications, Inc.)

     8.   Shared dispositive power:          None

9.   Aggregate amount beneficially owned by each reporting
     person:   2,709,192

10.  Check box if the aggregate amount in row (9) excludes
     certain shares:     [X]

11.  Percent of class represented by amount in row (9):   40.4%

12.  Type of reporting person:          CO

                           SCHEDULE 13G

CUSIP No.  741504 10 4

1.   Name of Reporting Person:     McCaw Cellular Communications,
                                    Inc.
     SS or IRS Identification No. of
     Above Person:                           91-1379052

2.   Check the appropriate box if a member of a group:
     (a) [  ]       (b) [X]

3.   SEC USE ONLY

4    Citizenship or place of organization:   Delaware

Number of shares beneficially owned by each reporting person with:

     5.   Sole voting power:            2,709,192

     6.   Shared voting power:               None

     7.   Sole dispositive power:       2,709,192

     8.   Shared dispositive power:          None

9.   Aggregate amount beneficially owned by each reporting
     person:   2,709,192

10.  Check box if the aggregate amount in row (9) excludes
     certain shares:     [X]

11.  Percent of class represented by amount in row (9):   40.4%

12.  Type of reporting person:          CO

Item 1.

     (a)  Name of Issuer.

          PriCellular Corporation (the "Company").

     (b)  Address of Issuer's Principal Executive Offices.

          45 Rockefeller Plaza
          Suite 3201
          New York, NY  10020

Item 2.

     (a)  Name of Person Filing

          McCaw Cellular Communications, Inc.

     (b)  Address of Principal Business Office, or, if None,
          Residence.

          5400 Carillon Point
          Kirkland, WA  98033

     (c)  Citizenship.

          United States

     (d)  Title of Class of Securities.

          The class of securities to which this statement relates is Class A Common Stock, par value $.01 per share (the
          "Class A Common Stock"), of the Company.

     (e)  CUSIP Number.

          741505 10 4

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under Section 15 of the Act,

          (b)  [ ]  Bank as defined in Section 3(a)(6) of the
                    Act,

          (c)  [ ]  Insurance Company as defined in Section
                    3(a)(19) of the Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act,

          (e)  [ ]  Investment Adviser registered under Section
                    203 of the Investment Advisers Act of 1940,

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
                    Retirement Income Security Act of 1974 or
                    Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F),

          (g) [ ] Parent Holding Company, in accordance with Section 240.13d-1(b)(1)(ii)(G) (Note: See Item 7),

          (h)  [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H).

          Not applicable.

Item 4.  Ownership.

     (a)  Amount Beneficially Owned.(1)

          2,709,192

     (b)  Percent of Class.(2)

          40.4%

- ------------------------
(1) Consists of 2,709,192 shares of Class B Common Stock, which shares are convertible at the option of the holder into shares of Class A Common Stock.

(2) Any security that the reporting person has the right to acquire within 60 days is deemed to be outstanding for purposes of calculating the ownership percentage of such reporting person, but is not deemed to be outstanding for purposes of calculating the ownership percentage of any other reporting person.
According to information provided by the Company, on December 31, 1994, 4,000,000 shares of Class A Common Stock and 11,700,874 shares of Class B Common Stock were outstanding.

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or direct the vote:

                         2,709,192

          (ii) shared power to vote or to direct the vote

                              - 0 -

          (iii) sole power to dispose or to direct the disposition of:

                         2,709,192

          (iv) shared power to dispose or to direct the disposition of:

                              - 0 -

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.

          Not applicable.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Securities Being Reported on by the
          Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the
          Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.

                            SIGNATURE

     The undersigned hereby agree that this Schedule 13G is filed on behalf of each of them and, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete and correct.

                         AT&T CORP.


                         By:  MARILYN J. WASSER
                              -----------------------------
Date: February 15, 1995       Marilyn J. Wasser
                              Vice President-Law and Secretary



                         McCAW CELLULAR COMMUNICATIONS, INC.


                         By:  ANDREW A. QUARTNER
                              -----------------------------
Date: February 15, 1995       Andrew A. Quartner
                              Senior Vice President-Law






.